Exhibit 99.1

MediWound Reports First Quarter 2026 Financial Results and Provides Corporate Update

EscharEx® Phase III VALUE trial advancing; interim assessment and enrollment completion expected by the end of the first quarter of 2027

First quarter revenue of $1.5 million; full-year 2026 revenue guidance reaffirmed at $24-26 million

Conference Call Today, May 27, 2026, at 8:30 a.m. Eastern Time

YAVNE, Israel, May 27, 2026 -- MediWound Ltd. (Nasdaq: MDWD), a global leader in next-generation enzymatic therapeutics for tissue repair, today announced financial results for the first quarter ended March 31, 2026, and provided a corporate update.

“During the first quarter, we continued to advance both our strategic and operational priorities,” said Ofer Gonen, Chief Executive Officer of MediWound. “Enrollment continues in the EscharEx’s global Phase III VALUE study in venous leg ulcers, with more than 30 sites active across the U.S., Europe, and Israel.  Enrollment has progressed more gradually than originally anticipated, and we have implemented targeted actions to support recruitment momentum. We continue to see strong engagement from investigators and strategic collaborators and remain encouraged by the growing medical and commercial interest in EscharEx.”

“For NexoBrid, the BARDA contract awarded to Vericel, together with other government and military initiatives, further underscores the importance of NexoBrid for national preparedness efforts and is expected to contribute to revenue growth in the second half of 2026. We also remain focused on completing the regulatory and operational steps necessary to bring our expanded manufacturing capacity online.”

First Quarter 2026 Highlights, Recent Developments, and Upcoming Milestones

EscharEx®

●
Enrollment continues in the global Phase III VALUE study in venous leg ulcers (VLUs), targeting 216 patients across approximately 40 sites in the U.S., Europe, and Israel. The pre-specified interim sample size reassessment and enrollment completion are expected by the end of the first quarter of 2027.

●
Medline (Nasdaq: MDLN) joined the EscharEx clinical development program through a research collaboration agreement, alongside existing collaborators Coloplast/Kerecis, Convatec, Essity, Mölnlycke, Solventum, B. Braun and MIMEDX. Together, these collaborations include all major advanced wound care companies relevant to the program.

●
A peer-reviewed U.S. expert consensus document was published in WOUNDS, underscoring the market need for effective, easy-to-use, and less invasive debridement modalities in chronic wound care, reinforcing the clinical and commercial case for EscharEx.

●
New clinical and preclinical data presented at the 2026 WHS, SAWC Spring, and EWMA conferences highlighted EscharEx’s clinical benefits, its distinct mechanism of action, and its broad potential across various chronic wound types, including VLUs, DFUs, and pressure ulcers. The data also demonstrated the advantages of EscharEx over SANTYL, the leading biologic enzymatic debridement therapy with annual sales exceeding $400 million.

NexoBrid®

●	U.S. adoption of NexoBrid continues to expand, with Vericel reporting growth in both the number of ordering centers and total orders across the U.S. burn care market.
●
Vericel was awarded a ten-year BARDA contract valued at up to $197 million to support NexoBrid procurement, vendor-managed inventory services, potential blast-trauma indication development, and next-generation manufacturing and formulation capabilities. Initial procurement activity is expected to begin in the second half of 2026.

●
Commercial supply from the expanded NexoBrid manufacturing facility remains subject to regulatory approval. A recent on-site pre-audit by the European Medicines Agency (EMA) identified several recommended modifications, which the Company expects to implement during the second half of 2026.

●
New national consensus guidelines from Japan and the UK, published in the peer-reviewed European Burn Journal, add to existing European, WHO, and country-specific recommendations from Italy, Spain, Romania, and Poland, further reinforce the growing role of NexoBrid in burn care worldwide.

●
The peer-reviewed NEXT Expanded Access Program, published in the Journal of Burn Care & Research, presented real-world U.S. data from 239 adult and pediatric burn patients treated with NexoBrid, showing rapid eschar removal, low rates of surgical excision, and a safety profile consistent with prior Phase III trials.

First Quarter 2026 Financial Highlights

●
Revenue for the first quarter was $1.5 million, compared to $4.0 million in the first quarter of 2025. The decrease was primarily attributable to the timing of BARDA-related revenues, as well as postponed shipments related to regional conflict.

●	Gross profit was $0.3 million, representing a gross margin of 21.9%, compared to gross profit of $0.7 million, or a gross margin of 18.7%, in the first quarter of 2025.
●	Research and development expenses were $5.2 million, compared to $2.9 million in the first quarter of 2025, primarily due to costs associated with the EscharEx VALUE Phase III trial.
●	Selling, general and administrative expenses totaled $3.6 million, compared to $3.1 million in the prior-year quarter.
●	Operating loss was $8.0 million, compared to $5.2 million in the first quarter of 2025.
●	Net loss was $3.0 million, or $0.23 per share, compared to a net loss of $0.7 million, or $0.07 per share, in the first quarter of 2025.
●	Non-GAAP Adjusted EBITDA loss was $7.0 million, compared to a loss of $4.0 million in the same period last year.

Balance Sheet and Other Highlights

●
As of March 31, 2026, cash, cash equivalents, and deposits totaled $45 million, compared to $54 million as of December 31, 2025. The balance includes $1.2 million received under the European Innovation Council (EIC) Accelerator grant program.

●	Net cash used in operating activities during the first quarter of 2026 was $9.6 million.
●	MediWound received $0.7 million from the exercise of Series A warrants after quarter-end.
●
The Company reaffirmed its full-year 2026 revenue guidance of $24 million to $26 million, supported primarily by expected revenue from government-related development services during the second half of 2026.

Conference Call and Webcast

MediWound management will host a conference call for investors on Wednesday, May 27, 2026, beginning at 8:30 a.m., Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may join the conference call by dialing 1-844-676-8833 (in the U.S.), 1-809-212373 (Israel), or 1-412-634-6869 (outside the U.S. & Israel). The call will be available via webcast by clicking HERE or on the Events & Presentations page of the Company’s website.

A replay of the call will be available on the Company’s website at www.mediwound.com.

Non-IFRS Financial Measures

To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company’s performance. Management uses Adjusted EBITDA, which it defines as earnings before interest, taxes, depreciation and amortization, impairment, certain non-recurring expenses, restructuring and share-based compensation expenses.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining compensation, and when assessing the performance of our business with our senior management. However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound

MediWound Ltd. (Nasdaq: MDWD) is a global biotechnology company pioneering enzymatic, non-surgical therapies for tissue repair. The company’s FDA-approved biologic, NexoBrid®, is indicated for the enzymatic removal of eschar in thermal burns and is marketed in the United States, European Union, Japan, and additional international markets. MediWound’s late-stage pipeline product, EscharEx®, is an investigational therapy for the debridement of chronic wounds, with the potential to become, if approved, a new standard of care in wound management.

For more information, visit www.mediwound.com and follow us on LinkedIn and X (formerly Twitter).

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives anticipated timelines, expectations and commercial potential of our products and product candidates, including EscharEx® and NexoBrid®. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; our contracts with governmental agencies; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products candidates; our expectations regarding future growth, including our ability to develop new products; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; geopolitical risks, including armed conflict, the need for additional financing; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 5, 2026 and Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

MediWound Contacts:
Hani Luxenburg Chief Financial Officer MediWound Ltd. ir@mediwound.com	Daniel Ferry Managing Director LifeSci Advisors, LLC daniel@lifesciadvisors.com

MediWound Ltd.

Unaudited Condensed Consolidated Statements of Financial Position
U.S. dollars in thousands

	March 31,		December 31,
	2026	2025	2025
CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	44,646	38,266	53,140
Trade and other receivable, net	2,748	5,176	2,731
Inventories	4,772	3,580	4,093
Total current assets	52,166	47,022	59,964

NON-CURRENT ASSETS:
Other receivables and long-term restricted bank deposit	467	485	467
Property, plant and equipment	20,272	14,743	18,640
Right of use assets	7,060	6,683	7,151
Intangible assets	17	83	33
Total non-current assets	27,816	21,994	26,291

Total assets	79,982	69,016	86,255

CURRENT LIABILITIES:
Current maturities of long-term liabilities	929	688	870
Warrants	7,723	12,822	12,659
Trade payables and accrued expenses	7,408	4,992	7,648
Other payables	5,586	3,341	4,531
Total current liabilities	21,646	21,843	25,708

NON-CURRENT LIABILITIES:
Grants received in advance	-	736	-
Liabilities in respect of IIA grants	8,492	8,310	8,291
Lease liabilities	8,126	6,424	8,152
Severance pay liability, net	295	431	472
Total non-current liabilities	16,913	15,901	16,915

Total liabilities	38,559	37,744	42,623
Shareholders' equity	41,423	31,272	43,632
Total liabilities & equity	79,982	69,016	86,255

MediWound Ltd.

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss
U.S. dollars in thousands (except of share and per share data)

	Three months ended March 31,		Year ended December 31,
	2026	2025	2025
Total Revenues	1,475	3,955	16,959
Cost of revenues	1,152	3,217	13,705
Gross profit	323	738	3,254

Research and development	5,185	2,886	14,320
Selling and marketing	1,257	1,287	5,765
General and administrative	2,300	1,786	8,448
Other (income) expenses, net	(439)	4	(13)
Operating loss	(7,980)	(5,225)	(25,266)

Financial income, net	5,011	4,504	1,556
Taxes on income	17	(5)	(169)
Net loss	(2,952)	(726)	(23,879)
Foreign currency translation adjustments	6	1	(21)
Total comprehensive loss	(2,946)	(725)	(23,900)

Basic and diluted net loss per share	(0.23)	(0.07)	(2.10)
Number of shares used in calculating basic and diluted loss per share	12,874,062	10,798,318	11,376,571

MediWound Ltd.

 Unaudited Condensed Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Three months ended		Year Ended
	March 31,		December 31,
	2026	2025	2025
Cash Flows from Operating Activities:
Net loss	(2,952)	(726)	(23,879)
Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	378	358	1,860
Share-based compensation	644	844	3,108
Revaluation of warrants accounted at fair value	(4,936)	(4,270)	(2,158)
Revaluation of liabilities in respect of IIA grants	234	243	380
Financing income and exchange differences of lease liability	235	5	1,725
Increase (decrease) in severance liability, net	(156)	27	31
Other (income) expenses	(439)	4	(13)
Financial income, net	(534)	(518)	(1,891)
Unrealized foreign currency loss (gain)	16	(15)	(51)
	(4,558)	(3,322)	2,991
Changes in asset and liability items:
Decrease in trade receivables	395	1,454	3,211
Increase in inventories	(686)	(888)	(1,363)
Decrease (increase) in other receivables	(733)	(378)	1,665
Increase (decrease) in trade payables and accrued expenses	(188)	(103)	2,350
Increase in grants received in advance	1,163	-	-
Increase (decrease) in other payables	805	(147)	(1,096)
	756	(62)	4,767
Net cash used in operating activities	(6,754)	(4,110)	(16,121)

MediWound Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Three months ended March 31,		Year Ended December 31,
	2026	2025	2025
Cash Flows from Investment Activities:
Purchase of property and equipment	(1,820)	(959)	(5,505)
Interest received	576	266	1,591
Proceeds from (investment in) short term bank deposits, net	19,000	(2,650)	(14,036)
Net cash provided by (used in) investing activities	17,756	(3,343)	(17,950)
Cash Flows from Financing Activities:
Repayment of lease liabilities	(337)	(248)	(1,212)
Proceeds from exercise of warrants and share options	-	-	3,630
Proceeds from issuance of shares	-	-	27,416
Repayments of IIA grants, net	(84)	(114)	(214)
Net cash provided by (used in) financing activities	(421)	(362)	29,620

Exchange rate differences on cash and cash equivalent balances	(29)	19	95
Increase (decrease) in cash and cash equivalents	10,552	(7,796)	(4,356)
Balance of cash and cash equivalents at the beginning of the period	4,799	9,155	9,155
Balance of cash and cash equivalents at the end of the period	15,351	1,359	4,799

 MediWound Ltd.

Adjusted EBITDA
U.S. dollars in thousands

	Three months ended		Year ended
	March 31,		December 31,
	2026	2025	2025
Net loss	(2,952)	(726)	(23,879)
Adjustments:
Financial income, net	5,011	4,504	1,556
Other (income) expenses, net	-	(4)	13
Taxes on income	17	(5)	(169)
Depreciation and amortization	(378)	(358)	(1,860)
Share-based compensation expenses	(644)	(844)	(3,108)
Total adjustments	4,006	3,293	(3,568)
Adjusted EBITDA	(6,958)	(4,019)	(20,311)